FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of
March, 2010

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INFORMATION REGARDING THE EFFECTS OR IMPACTS
 OF THE EARTHQUAKE IN CHILE

Mr Guillermo Larraín Ríos
Superintendent of Securities and Insurance
Santiago

Dear Sir,

In response to the provisions of Official Letter N°574 of your Superintendence, dated March 1, 2010, requesting information regarding the effects or impacts that have been caused or that might be caused in the Company as a consequence of the earthquake of February 27 of this year, we report to you the following:

Electric energy generation activities depend from energy consumption and its transport via transmission networks, sub transmission and electricity distribution.

The earthquake of February 27 seriously affected electric energy consumption between the Fifth and Ninth Regions, as well as the distribution networks, sub-transmission and transmission in the affected areas.

This situation has impacted the normal operation of our generating facilities, although the effects of the earthquake on our assets are minor, with the exception of our Bocamina 1 coal central, as indicated herein below. The impacts have been reduced as energy consumption and its transport via transmission networks have been regularized. This situation will result in lower energy sales; but the precise magnitude of this impact is still under evaluation.

Regarding the Bocamina 1 coal power plant, located in the city of Coronel, it should be pointed out that it has a capacity of 128 MW, which represents 2.5% of the company’s total capacity in Chile. The plant´s infrastructure was damaged, to an extent that is still being evaluated, and that will keep it out of service for an indefinite period of time; which will be no less than 60 days.

The rest of the company’s generating assets are currently available to operate with the country’s electric power system.

Regarding Bocamina 1 power plant we report to you that the company has valid insurance coverage in place for this kind of catastrophe, covering both material damages as well as business interruptions. We have already initiated a full survey of such damages in order to provide such information to the corresponding authorities, as required by the circumstances.

Sincerely yours,

Joaquín Galindo Vélez
Chief Executive Officer

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ Joaquín Galindo V.

Joaquín Galindo V.

Chief Executive Officer

Dated: March 05, 2010